[redacted]

14008615

Total Pages
Including
Cover: 11

RECEIVED
NOV 14 2014
OFFICE OF THE SECRETARY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ¨

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ¨

Exchange Act Rule 14e-2(d) (Subject Company Response) ¨

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ¨☒

Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

México, Distrito Federal
(Jurisdiction of Subject Company's Incorporation or Organization)

Name: Alonso Rojas Dingler
Address: Blvd. Manuel Avila Camacho No. 40, Lomas de Chapultepec, 11000 Mexico City, Mexico
Telephone: +52 (55) 5201-8000 , +52 (55) 502018080
(Name of Person(s) Furnishing Form)

Real Estate Trust Certificates
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Name: Alonso Rojas Dingler
Address: Blvd. Manuel Avila Camacho No. 40, Lomas de Chapultepec, 11000 Mexico City, Mexico
Telephone: +52 (55) 5201-8000 , +52 (55) 502018080

With copies to:

Stephen Double
Holland & Knight, LLP
31 West 52nd Street
New York NY 10019
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 2, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616, and are required to be disseminated to U.S. security holders or published in the United States:

- English translation of Notice Regarding End of First Subscription Period to Shareholders of Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 (the "End of First Subscription Period Notice"), dated November 13, 2014, a copy of which is furnished as Exhibit 99.1 to this Form CB.
- English translation of Notice Regarding Start of Second Subscription Period to Shareholders of Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 (the "Start of Second Subscription Period Notice"), dated November 13, 2014, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be "furnished" and shall not be deemed to be "filed" with the United States Securities Exchange Commission (the "Commission").

(b) Not applicable.

Item 2. Informational Legends

The legends required by Rule 801(b) of the Securities Act of 1933, as amended, are included under the heading "Information for Shareholders in the United States," beginning on the first page of the End of First Subscription Period Notice, which is attached to this Form CB as Exhibit 99.1, and on the second page of the Start of Second Subscription Period Notice, which is attached to this Form CB as Exhibit 99.2.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616, previously filed a Form F-X with the Commission appointing an agent for service of process in the United States, concurrently with the filing of Form CB filed with the Commission on October 2, 2014.

Any change in the name or address of the agent for service of process of Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616. shall be promptly communicated to the Commission by an amendment to the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 13, 2014.

DEUTSCHE BANK MEXICO, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616

By:__________________________
Name: Alonso Rojas Dingler
Title: Trust Officer

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Notice Regarding End of First Subscription Period to Shareholders of Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 (the "End of First Subscription Period Notice"), dated November 13, 2014.
99.2	English translation of Notice Regarding Start of Second Subscription Period to Shareholders of Deutsche Bank Mexico, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee of the Irrevocable Trust F/1616 (the "Start of Second Subscription Period Notice"), dated November 13, 2014.

Exhibit 99.1

NOTICE TO SHAREHOLDERS (END OF THE FIRST ROUND OF SUBSCRIPTION)

DEUTSCHE BANK MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616

NOTICE OF THE END OF THE FIRST ROUND OF SUBSCRIPTION EXCLUSIVE FOR SHAREHOLDERS, FIBRA INN (BMV: FINN13)

Monterrey, Mexico. November 13th, 2014 – Hereby is declared to the Shareholders of the *Certificados Bursátiles Fiduciarios Inmobiliarios* (the "CBFIs") issued by Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (the "Issuer"), as trustee of the irrevocable trust F/1616 that on November 13th, 2014 ended the First Round of subscription exclusive for Shareholders.

We inform to the Shareholders the following:

a) There were 148'409,116 (one hundred and forty-eight million, four hundred and nine thousand, one hundred and sixteen) CBFIs subscribed in the First Round.
b) The subscription price for each CBFI was MXN$15.85 (fifteen pesos and eighty-five cents).
c) The settlement date of the CBFIs subscribed in the First Round will be on November 14th, 2014.
d) Only those Shareholders who have exercised 100% of their right to subscribe in the First Round will be entitled to subscribe in the Second Round.

Shareholders are informed that the subscription period for the Second Round will begin the immediate next day the after the First Round is over and Shareholders will have 3 additional business days following the date of payment of the First Round, meaning that the Second Round ends on November 20th, 2014.

Information for Shareholders in the United States – Legend Required by Rule 801(b) of the U.S. Securities Act of 1933

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

DEUTSCHE BANK MÉXICO. S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616.

By: Alonso Rojas Dingler
Title: Trust Representative

Exhibit 99.2

NOTICE TO SHAREHOLDERS (START OF THE SECOND ROUND OF SUBSCRIPTION)

DEUTSCHE BANK MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616

NOTICE OF THE START OF THE SECOND ROUND OF SUBSCRIPTION EXCLUSIVE FOR SHAREHOLDERS, FIBRA INN (BMV: FINN13)

Monterrey, Mexico. November 13th, 2014 – Hereby is declared to the Shareholders of the *Certificados Bursátiles Fiduciarios Inmobiliarios* (the "CBFIs") issued by Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria (the "Issuer"), as trustee of the irrevocable trust F/1616 that the Second Round of exclusive subscription for Shareholders who have exercised 100% of their right of subscription in the First Round, will begin on November 14th, 2014 and end on November 20th, 2014.

We inform to the Shareholders the following:

a) There were 148'409,116 (one hundred and forty-eight million, four hundred and nine thousand, one hundred and sixteen) CBFIs subscribed in the First Round.
b) There are 109'925,102 (one hundred and nine million, nine hundred and twenty-five thousand, one hundred and two) CBFIs for subscription in the Second Round.
c) The subscription price for each CBFI is MXN$15.85 (fifteen pesos and eighty-five cents).
d) Only those Shareholders who have exercised 100% of their right to subscribe in the First Round will be entitled to subscribe in the Second Round.
e) The subscription period for the Second Round will begin the immediate next day the after the First Round is over and Shareholders will have 3 additional business days following the date of payment of the First Round, meaning that the Second Round ends on November 20th, 2014
f) The CBFIs offered for subscription in the Second Round are the remaining CBFIs that were not subscribed in the First Round. The allocation of CBFIs will be done until the limit amount of the bids received, or, if the number of CBFIs requested by the Shareholders participating in the Second Round is greater than the number of CBFIs pending subscription once the First Round is over, the CBFIs pending will be assigned on pro rata basis according to demand. For those decimals resulting from the pro rata of the Second Round, the assignation on pro rata basis will be from the highest decimal to the lowest.
g) The settlement date of the CBFIs subscribed in the Second Round will be on November 21st, 2014.

Those Shareholders who wish to subscribe CBFIs in the Second Round shall manifest it to *SD. Indeval Institución para el Depósito de Valores, S.A. de C.V. ("INDEVAL")* by November 19th, 2014, through their respective broker, indicating the number of CBFIs the wish to subscribe

Shareholders are informed that the subscription right of the Second Round will be exercised through INDEVAL for those Shareholders whose CBFIs are deposited in that institution. Copies of the request submitted to the Common Representative and the Issuer should be respectively addressed to the following persons:

Common Representative
Mónica Jiménez Labora Sarabia
CIBanco, S.A., Institución de Banca Múltiple
Address: 265 Cordillera de los Andes, 8th floor, Lomas de Chapultepec,
ZIP 11000, México, Distrito Federal
Phone. +52 (55) 50633978
Email: mjimenezlabora@cibanco.com

Issuer
Alonso Rojas Dingler
Trust Representative
Deutsche Bank México, S.A., Institución de Banca Múltiple
Address: 40 Boulevard Manuel Ávila Camacho, Lomas de Chapultepec,
ZIP 11000, Mexico, Mexico City.
Phone. +52 (55) 52018080
Email: alonso.rojas@db.com

Shareholders that physically keep their CBFIs, should be present at the offices of Deutsche Bank México, S.A., Institución de Banca Múltiple, División Fiduciaria located at Boulevard Manuel Ávila Camacho, número 40, colonia Lomas de Chapultepec, C.P. 11000, México, Distrito Federal, so they can express their interest in subscribing CBFIs and so the procedure to exercise the right of subscription could be explained to them.

<u>Information for Shareholders in the United States – Legend Required by Rule 801(b) of the U.S. Securities Act of 1933</u>

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

DEUTSCHE BANK MÉXICO. S.A. INSTITUCIÓN DE BANCA MÚLTIPLE, DIVISIÓN FIDUCIARIA, AS TRUSTEE OF THE IRREVOCABLE TRUST F/1616.

By: Alonso Rojas Dingler
Title: Trust Representative